DAVID C. WORRELL	Indiana
317-569-4882	Washington, D.C.
david.worrell@bakerd.com	China

April 6, 2006

VIA EDGAR AND TELECOPY  202/772-9209

Jeffrey A. Shady

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Simon Property Group, L.P. Form S-4 (Reg. No. 333-132572)

Dear Mr. Shady:

On behalf of Simon Property Group L.P., we enclose for filing, via direct transmission to the EDGAR System of the Securities and Exchange Commission, Amendment No. 1 to the above-referenced Registration Statement on Form S-4, including exhibits. The enclosed Amendment No. 1 is marked against the version that was filed via EDGAR on March 20, 2006.

Amendment No. 1 includes changes in response to the Commission’s comment letter dated March 29, 2006 addressed to James M. Barkley, all exhibits that were not previously filed and the relevant dates for the exchange offer. For the sake of convenience, we have reproduced the Commission’s comment below with our response thereto.

General

1.                                       Comment:  Please revise to include the undertaking required by Item 512(a) of Regulation S-K.

Response:  We have revised the Registration Statement to include the undertaking required by Item 512(a) of Regulation
S-K.

If you have any questions, please call the undersigned at (317) 569-4882, or in his absence, Maxwell N. Barnes at (317)569-4880.

Yours very truly,

/s/ David C. Worrell

David C. Worrell

DCW/mjb

Enclosure